Exhibit 99.1

JamesHardie™

James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

23 October 2019

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Correction to Appendix 3B Filings dated 4 June, 7 June and 19 August 2019

James Hardie Industries plc refers to each of the Appendix 3B filings announced to the ASX on 4 June 2019, 7 June 2019 and 19 August 2019 and advises of the following corrections:

- Appendix 3B – 4 June 2019 – in Section 9: (a) the number of restricted stock units (**RSUs**) outstanding under the James Hardie Industries 2001 Equity Incentive Plan (the **2001 Plan**) has been corrected from '879,964' to '907,269' (the equivalent number of Chess Depository Interests (**CDIs**) has also been correct from '879,964' to '907,269'); and (b) the number of cancelled RSUs under the 2001 Plan RSUs has been corrected from '64,478' to '37,173';

- Appendix 3B – 7 June 2019 – in Section 9: the number of RSUs outstanding under the 2001 Plan has been corrected from '879,535' to '906,840' (the equivalent number of CDIs has also been corrected from '879,535' to '906,840'); and

- Appendix 3B – 19 August 2019 – in Section 6: (a) the grant of 258,972 Returned on Capital Employed (**ROCE**) RSU's under the James Hardie Industries Long Term Incentive Plan (**2006 LTI Plan**) has been corrected from being granted 'as a supplemental award for a senior executive for FY20' to 'as part of the LTI received by senior executives for FY20'; and (b) the grant of 477,979 Relative Total Shareholder Return (**TSR**) RSU's under the 2006 LTI Plan has been corrected from 'as a supplemental award for a senior executive for FY20' to 'as part of the LTI received by senior executives for FY20'.

Please refer to the attached corrected Appendix 3Bs that reflect the above corrections.

Yours faithfully

NMercer

Natasha Mercer
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Rada Rodriguez (Sweden).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895

Appendix 3B New issue announcement Rule 2.7, 3.10.3, 3.10.4, 3.10.5 Appendix 3B filed with the ASX on 4 June 2019 - Corrected New issue announcement, application for quotation of additional securities and agreement Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13 Name of entity James Hardie Industries plc ABN 097 829 895 Incorporated in Ireland. The liability of members is limited. We (the entity) give ASX the following information. Part 1 - All issues You must complete the relevant sections (attach sheets if there is not enough space). + + 1 Class of securities issued or to RSUs, being contractual entitlements granted be issued to employees under the James Hardie Industries 2001 Equity Incentive Plan (2001 Plan) to be issued ordinary shares/CDIs upon satisfaction of certain conditions. + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 1

Appendix 3B New issue announcement + 2 Number of securities issued or to Granted: be issued (if known) or maximum number which may be issued RSUs granted on 3 June 2019 (US time): 23,486. + 3 Principal terms of the securities (e.g. if options, exercise price and 23,486 RSUs which will vest as follows: expiry date; if partly paid + Quantity Vest Date securities, the amount outstanding and due dates for 5,871 9 Dec 2019 + payment; if convertible securities, 5,872 9 Dec 2020 the conversion price and dates for 11,743 9 Dec 2021 conversion) Upon vesting, the holder of a RSU will be entitled to be issued one ordinary share/CDI for each RSU held. + 4 Do the securities rank equally in + RSUs granted: Not applicable. all respects from the issue date + with an existing class of quoted + securities? + If the additional securities do not rank equally, please state: � the date from which they do � the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment � the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment 5 Issue price or consideration 23,486 RSUs granted: No cash consideration was paid.   + See chapter 19 for defined terms. Appendix 3B Page 2 04/03/2013

Appendix 3B New issue announcement 6 Purpose of the issue RSUs granted: 23,486 RSUs granted as awards (If issued as consideration for the under the 2001 Plan and intended to promote the acquisition of assets, clearly Company’s long term financial interests by identify those assets) encouraging management to acquire an ownership position in the Company, aligning their interests with those of the Company’s security holders. + 6a Is the entity an eligible entity that No. Equity securities issued under the 2001 Plan has obtained security holder are no longer the subject of security holder approval under rule 7.1A? approval. If Yes, complete sections 6b – 6h + in relation to the securities the subject of this Appendix 3B, and comply with section 6i 6b The date the security holder Not applicable resolution under rule 7.1A was passed + 6c Number of securities issued 23,486 without security holder approval under rule 7.1 + 6d Number of securities issued with Not applicable security holder approval under rule 7.1A + 6e Number of securities issued with Not applicable security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting) + 6f Number of securities issued Not applicable under an exception in rule 7.2 + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 3

Appendix 3B New issue announcement + 6g If securities issued under rule Not applicable 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the + issue date and both values. Include the source of the VWAP calculation. + 6h If securities were issued under Not applicable rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements 6i Calculate the entity’s remaining 65,699,206 (Annexure 1 attached) issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements + 7 Issue dates 03 June 2019 Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A. Cross reference: item 33 of Appendix 3B. Number +Class + 8 Number and class of all 442,269,905 Ordinary shares/CDIs + securities quoted on ASX + (including the securities in section 2 if applicable)   + See chapter 19 for defined terms. Appendix 3B Page 4 04/03/2013

Appendix 3B New issue announcement Number +Class + 9 Number and class of all 907,269 2001 Plan RSUs + (equivalent to 907,269 securities not quoted on ASX + CDIs) (including the securities in section 3,190,574 2006 Plan RSUs 2 if applicable) (equivalent to 3,190,574 CDIs) 405,536 2006 Plan RSUs have been cancelled. 37,173 2001 Plan RSUs have been cancelled. 10 Dividend policy (in the case of a A) RSUs granted: Do not rank for dividends. trust, distribution policy) on the increased capital (interests) Part 2 - Pro rata issue 11 Is security holder approval Not applicable required? 12 Is the issue renounceable or non- Not applicable renounceable? + 13 Ratio in which the securities will Not applicable be offered + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 5

Appendix 3B New issue announcement + + 14 Class of securities to which the Not applicable offer relates + 15 Record date to determine Not applicable entitlements 16 Will holdings on different registers Not applicable (or subregisters) be aggregated for calculating entitlements? 17 Policy for deciding entitlements in Not applicable relation to fractions 18 Names of countries in which the Not applicable entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. 19 Closing date for receipt of Not applicable acceptances or renunciations 20 Names of any underwriters Not applicable 21 Amount of any underwriting fee or Not applicable commission 22 Names of any brokers to the issue Not applicable 23 Fee or commission payable to the Not applicable broker to the issue   + See chapter 19 for defined terms. Appendix 3B Page 6 04/03/2013

Appendix 3B New issue announcement 24 Amount of any handling fee Not applicable payable to brokers who lodge acceptances or renunciations on behalf of security holders 25 If the issue is contingent on Not applicable security holders’ approval, the date of the meeting 26 Date entitlement and acceptance Not applicable form and offer documents will be sent to persons entitled 27 If the entity has issued options, Not applicable and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders 28 Date rights trading will begin (if Not applicable applicable) 29 Date rights trading will end (if Not applicable applicable) 30 How do security holders sell their Not applicable entitlements in full through a broker? 31 How do security holders sell part Not applicable of their entitlements through a broker and accept for the balance? 32 How do security holders dispose Not applicable of their entitlements (except by sale through a broker)? + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 7

Appendix 3B New issue announcement + 33 Issue date Not applicable Part 3 - Quotation of securities You need only complete this section if you are applying for quotation of securities + 34 Type of securities (tick one) (a) + Securities described in Part 1 (b) + All other securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents + + 35 If the securities are equity securities, the names of the 20 largest + holders of the additional securities, and the number and percentage + of additional securities held by those holders + + 36 If the securities are equity securities, a distribution schedule of the + additional securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over   + See chapter 19 for defined terms. Appendix 3B Page 8 04/03/2013

Appendix 3B New issue announcement + 37 A copy of any trust deed for the additional securities Entities that have ticked box 34(b) + 38 Number of securities for which Not applicable + quotation is sought + + 39 Class of securities for which Not applicable quotation is sought + 40 Do the securities rank equally in Not applicable + all respects from the issue date + with an existing class of quoted + securities? + If the additional securities do not rank equally, please state: � the date from which they do � the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment � the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment 41 Reason for request for quotation Not applicable now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of + another security, clearly identify + that other security) + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 9

Appendix 3B New issue announcement Number +Class + 42 Number and class of all Not applicable Not applicable + securities quoted on ASX + (including the securities in clause 38)   + See chapter 19 for defined terms. Appendix 3B Page 10 04/03/2013

Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides. 2 We warrant the following to ASX. � The issue of the +securities to be quoted complies with the law and is not for an illegal purpose. � There is no reason why those +securities should not be granted +quotation. � An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty � Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted. � If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement. 4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. Sign here: /s/Natasha Mercer................................... Date: 4 June 2019 Company Secretary Print name: Natasha Mercer..................................... == == == == ==   + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 11

Appendix 3B – Annexure 1 Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities Introduced 01/08/12 Amended 04/03/13 Part 1 Rule 7.1 – Issues exceeding 15% of capital Step 1: Calculate “A”, the base figure from which the placement capacity is calculated + Insert number of fully paid ordinary securities 441,524,118 + on issue 12 months before the issue date or date of agreement to issue Add the following: + • Number of fully paid ordinary securities 745,787 issued in that 12 month period under an exception in rule 7.2 + • Number of fully paid ordinary securities issued in that 12 month period with shareholder approval Not applicable + • Number of partly paid ordinary securities that became fully paid in that 12 month period Not applicable Note: • Include only ordinary securities here – other classes of equity securities cannot be added • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items + Subtract the number of fully paid ordinary 0 securities cancelled during that 12 month period “A” 442,269,905   12

Step 2: Calculate 15% of “A” “B” 0.15 [Note: this value cannot be changed] Multiply “A” by 0.15 66,340,485 Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used + Insert number of equity securities issued or 641,279 agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items “C” 641,279 Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1 “A” x 0.15 66,340,485 Note: number must be same as shown in Step 2 Subtract “C” (641,279) Note: number must be same as shown in Step 3 Total [“A” x 0.15] – “C” 65,699,206 [Note: this is the remaining placement capacity under rule 7.1]   + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 13

Part 2 Rule 7.1A – Additional placement capacity for eligible entities Step 1: Calculate “A”, the base figure from which the placement capacity is calculated “A” Not applicable Note: number must be same as shown in Step 1 of Part 1 Step 2: Calculate 10% of “A” “D” 0.10 Note: this value cannot be changed Multiply “A” by 0.10 Not applicable Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used + Insert number of equity securities issued Not applicable or agreed to be issued in that 12 month period under rule 7.1A Notes: • This applies to equity securities – not just ordinary securities • Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed • Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items “E” Not applicable   14

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A “A” x 0.10 Not applicable Note: number must be same as shown in Step 2 Subtract “E” Not applicable Note: number must be same as shown in Step 3 Total [“A” x 0.10] – “E” Not applicable Note: this is the remaining placement capacity under rule 7.1A   + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 15

Appendix 3B New issue announcement Rule 2.7, 3.10.3, 3.10.4, 3.10.5 Appendix 3B filed with the ASX on 7 June 2019 - Corrected New issue announcement, application for quotation of additional securities and agreement Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13 Name of entity James Hardie Industries plc ABN 097 829 895 Incorporated in Ireland. The liability of members is limited. We (the entity) give ASX the following information. Part 1 - All issues You must complete the relevant sections (attach sheets if there is not enough space). + + 1 Class of securities issued or to Ordinary shares/CDIs issued on vesting of be issued Restricted Stock Units (RSUs). + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 1

Appendix 3B New issue announcement + 2 Number of securities issued or to RSUs vesting: 429 ordinary shares/CDIs be issued (if known) or maximum number which may be issued + 3 Principal terms of the securities RSUs vesting: 429 ordinary shares/CDIs issued (e.g. if options, exercise price and on vesting of RSUs; and expiry date; if partly paid + securities, the amount outstanding and due dates for + payment; if convertible securities, the conversion price and dates for conversion) + 4 Do the securities rank equally in + Yes, ordinary shares/CDIs issued on vesting of all respects from the issue date RSUs rank equally with issued ordinary + with an existing class of quoted shares/CDIs granted: Not applicable. + securities? + If the additional securities do not rank equally, please state: � the date from which they do � the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment � the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment 5 Issue price or consideration 429 RSUs vesting: No amount payable 6 Purpose of the issue Vesting of RSUs: 429 RSUs vesting pursuant to (If issued as consideration for the the 2001 Plan acquisition of assets, clearly identify those assets)   + See chapter 19 for defined terms. Appendix 3B Page 2 04/03/2013

Appendix 3B New issue announcement + 6a Is the entity an eligible entity that No. Equity securities issued under the 2001 Plan has obtained security holder are no longer the subject of security holder approval under rule 7.1A? approval. If Yes, complete sections 6b – 6h + in relation to the securities the subject of this Appendix 3B, and comply with section 6i 6b The date the security holder Not applicable resolution under rule 7.1A was passed + 6c Number of securities issued 429 without security holder approval under rule 7.1 + 6d Number of securities issued with Not applicable security holder approval under rule 7.1A + 6e Number of securities issued with 429 security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting) + 6f Number of securities issued Not applicable under an exception in rule 7.2 + 6g If securities issued under rule Not applicable 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the + issue date and both values. Include the source of the VWAP calculation. + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 3

Appendix 3B New issue announcement + 6h If securities were issued under Not applicable rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements 6i Calculate the entity’s remaining 65,699,271 (Annexure 1 attached) issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements + 7 Issue dates 07 June 2019 Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A. Cross reference: item 33 of Appendix 3B. Number +Class + 8 Number and class of all 442,270,334 Ordinary shares/CDIs + securities quoted on ASX + (including the securities in section 2 if applicable) Number +Class   + See chapter 19 for defined terms. Appendix 3B Page 4 04/03/2013

Appendix 3B New issue announcement + 9 Number and class of all 906,840 2001 Plan RSUs + (equivalent to 906,840 securities not quoted on ASX + CDIs) (including the securities in section 3,190,574 2006 Plan RSUs 2 if applicable) (equivalent to 3,190,574 CDIs) No 2006 Plan RSUs have been cancelled. No 2001 Plan RSUs have been cancelled. 10 Dividend policy (in the case of a A) RSUs granted: Do not rank for dividends. trust, distribution policy) on the increased capital (interests) Part 2 - Pro rata issue 11 Is security holder approval Not applicable required? 12 Is the issue renounceable or non- Not applicable renounceable? + 13 Ratio in which the securities will Not applicable be offered + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 5

Appendix 3B New issue announcement + + 14 Class of securities to which the Not applicable offer relates + 15 Record date to determine Not applicable entitlements 16 Will holdings on different registers Not applicable (or subregisters) be aggregated for calculating entitlements? 17 Policy for deciding entitlements in Not applicable relation to fractions 18 Names of countries in which the Not applicable entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. 19 Closing date for receipt of Not applicable acceptances or renunciations 20 Names of any underwriters Not applicable 21 Amount of any underwriting fee or Not applicable commission 22 Names of any brokers to the issue Not applicable 23 Fee or commission payable to the Not applicable broker to the issue   + See chapter 19 for defined terms. Appendix 3B Page 6 04/03/2013

Appendix 3B New issue announcement 24 Amount of any handling fee Not applicable payable to brokers who lodge acceptances or renunciations on behalf of security holders 25 If the issue is contingent on Not applicable security holders’ approval, the date of the meeting 26 Date entitlement and acceptance Not applicable form and offer documents will be sent to persons entitled 27 If the entity has issued options, Not applicable and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders 28 Date rights trading will begin (if Not applicable applicable) 29 Date rights trading will end (if Not applicable applicable) 30 How do security holders sell their Not applicable entitlements in full through a broker? 31 How do security holders sell part Not applicable of their entitlements through a broker and accept for the balance? 32 How do security holders dispose Not applicable of their entitlements (except by sale through a broker)? + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 7

Appendix 3B New issue announcement + 33 Issue date Not applicable Part 3 - Quotation of securities You need only complete this section if you are applying for quotation of securities + 34 Type of securities (tick one) (a) + Securities described in Part 1 (b) + All other securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents + + 35 If the securities are equity securities, the names of the 20 largest + holders of the additional securities, and the number and percentage + of additional securities held by those holders + + 36 If the securities are equity securities, a distribution schedule of the + additional securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over   + See chapter 19 for defined terms. Appendix 3B Page 8 04/03/2013

Appendix 3B New issue announcement + 37 A copy of any trust deed for the additional securities Entities that have ticked box 34(b) + 38 Number of securities for which Not applicable + quotation is sought + + 39 Class of securities for which Not applicable quotation is sought + 40 Do the securities rank equally in Not applicable + all respects from the issue date + with an existing class of quoted + securities? + If the additional securities do not rank equally, please state: � the date from which they do � the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment � the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment 41 Reason for request for quotation Not applicable now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of + another security, clearly identify + that other security) + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 9

Appendix 3B New issue announcement Number +Class + 42 Number and class of all Not applicable Not applicable + securities quoted on ASX + (including the securities in clause 38)   + See chapter 19 for defined terms. Appendix 3B Page 10 04/03/2013

Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides. 2 We warrant the following to ASX. � The issue of the +securities to be quoted complies with the law and is not for an illegal purpose. � There is no reason why those +securities should not be granted +quotation. � An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty � Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted. � If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement. 4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. Sign here: /s/Natasha Mercer................................... Date: 7 June 2019 Company Secretary Print name: Natasha Mercer..................................... == == == == ==   + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 11

Appendix 3B – Annexure 1 Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities Introduced 01/08/12 Amended 04/03/13 Part 1 Rule 7.1 – Issues exceeding 15% of capital Step 1: Calculate “A”, the base figure from which the placement capacity is calculated + Insert number of fully paid ordinary securities 441,524,118 + on issue 12 months before the issue date or date of agreement to issue Add the following: + • Number of fully paid ordinary securities 746,216 issued in that 12 month period under an exception in rule 7.2 + • Number of fully paid ordinary securities issued in that 12 month period with shareholder approval Not applicable + • Number of partly paid ordinary securities that became fully paid in that 12 month period Not applicable Note: • Include only ordinary securities here – other classes of equity securities cannot be added • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items + Subtract the number of fully paid ordinary 0 securities cancelled during that 12 month period “A” 442,270,334   12

Step 2: Calculate 15% of “A” “B” 0.15 [Note: this value cannot be changed] Multiply “A” by 0.15 66,340,550 Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used + Insert number of equity securities issued or 641,279 agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items “C” 641,279 Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1 “A” x 0.15 66,340,550 Note: number must be same as shown in Step 2 Subtract “C” (641,279) Note: number must be same as shown in Step 3 Total [“A” x 0.15] – “C” 65,699,271 [Note: this is the remaining placement capacity under rule 7.1]   + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 13

Part 2 Rule 7.1A – Additional placement capacity for eligible entities Step 1: Calculate “A”, the base figure from which the placement capacity is calculated “A” Not applicable Note: number must be same as shown in Step 1 of Part 1 Step 2: Calculate 10% of “A” “D” 0.10 Note: this value cannot be changed Multiply “A” by 0.10 Not applicable Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used + Insert number of equity securities issued Not applicable or agreed to be issued in that 12 month period under rule 7.1A Notes: • This applies to equity securities – not just ordinary securities • Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed • Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items “E” Not applicable   14

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A “A” x 0.10 Not applicable Note: number must be same as shown in Step 2 Subtract “E” Not applicable Note: number must be same as shown in Step 3 Total [“A” x 0.10] – “E” Not applicable Note: this is the remaining placement capacity under rule 7.1A   + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 15

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B filed with the ASX on 19 August 2019 - Corrected

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity

James Hardie Industries plc

ABN

097 829 895 Incorporated in Ireland. The liability of members is limited.

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	RSUs granted under the James Hardie Industries Long Term Incentive Plan 2006 (**2006 Plan**): ☐ Returned on Capital Employed (**ROCE**) RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions; and ☐ Relative Total Shareholder Return (**TSR**) RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions.

+ See chapter 19 for defined terms.

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+ 2  Number of securities issued or to RSUs granted on 17 August 2019 (US time):   be issued (if known) or maximum 764,988  number which may be issued         + 3  Principal terms of the securities RSUs granted: Four separate tranches granted,   (e.g. if options, exercise price and as follows: expiry date; if partly paid + � 258,972 ROCE RSUs, which will securities, the amount vest on 17 August 2022 depending outstanding and due dates for on JHIplc’s ROCE performance and + payment; if convertible negative discretion applied by the securities, the conversion price Remuneration Committee; and and dates for conversion)  � 477,979 Relative TSR RSUs, which will vest on 17 August 2022 depending on JHIplc’s TSR performance relative to its peer group. � 9,519 ROCE RSUs, which will vest on 17 August 2021 depending on JHIplc’s ROCE performance and negative discretion applied by the Remuneration Committee; and � 18,518 Relative TSR RSUs, which will vest on 17 August 2021 depending on JHIplc’s TSR performance relative to its peer group. Upon vesting, the holder of an RSU will be entitled to be issued one ordinary share/CDI for each RSU held.                               2

+ 4  Do the securities rank equally in RSUs granted: Not applicable.    + all respects from the issue date + with an existing class of quoted + securities?    + If the additional securities do not rank equally, please state:  � the date from which they do � the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment � the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment        5  Issue price or consideration  RSUs granted: 764,988. No cash consideration   was paid.       6  Purpose of the issue RSUs granted:   (If issued as consideration for the   acquisition of assets, clearly � Grant of 258,972 ROCE RSUs, identify those assets)  under the 2006 LTI Plan as part of the LTI received by senior executives for FY20; and   � Grant of 477,979 Relative TSR RSUs, under the 2006 LTI Plan as part of the LTI received by senior executives for FY20. � Grant of 9,519 ROCE RSUs, under the 2006 LTI Plan as a supplemental award for a senior executive for FY19; and   � Grant of 28,518 Relative TSR RSUs, under the 2006 LTI Plan as a supplemental award for a senior executive for FY19.          + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 3

+ 6a  Is the entity an eligible entity that No. Equity securities issued under the 2001 Plan has obtained security holder are no longer the subject of security holder approval under rule 7.1A? approval. If Yes, complete sections 6b – 6h + in relation to the securities the subject of this Appendix 3B, and comply with section 6i         6b  The date the security holder Not applicable  resolution under rule 7.1A was passed         + 6c  Number of securities issued 0  without security holder approval under rule 7.1         + 6d  Number of securities issued with Not applicable  security holder approval under rule 7.1A         + 6e  Number of securities issued with Not applicable  security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)         + 6f  Number of securities issued RSUs granted: 764,988   under an exception in rule 7.2         + 6g  If securities issued under rule Not applicable  7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? + Include the issue date and both values. Include the source of the VWAP calculation.           4

+ 6h  If securities were issued under Not applicable  rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements         6i  Calculate the entity’s remaining 65,699,271 (Annexure 1 attached) issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements           + 7  Issue dates 19 August 2019  Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A. Cross reference: item 33 of Appendix 3B.                Number  +Class  + 8  Number and class of all 442,270,334  Ordinary shares/CDIs  + securities quoted on ASX + (including the securities in section 2 if applicable)    + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 5

   Number  +Class  + 9  Number and class of all 866,165 2001 Plan RSUs + (equivalent to 866,165 securities not quoted on ASX + CDIs) (including the securities in 3,955,562 2006 Plan RSUs  section 2 if applicable) (equivalent to 3,955,562 CDIs)   No 2006 Plan RSUs have been cancelled. 40,675 2001 Plan RSUs have been cancelled.      10  Dividend policy (in the case of a Ordinary shares/CDIs issued on vesting of RSUs trust, distribution policy) on the rank for dividends equally with issued ordinary increased capital (interests)  shares/CDIs.  Part 2 - Pro rata issue 11  Is security holder approval Not applicable  required?       12  Is the issue renounceable or Not applicable  non-renounceable?       + 13  Ratio in which the securities will Not applicable  be offered       + + 14  Class of securities to which the Not applicable  offer relates       + 15  Record date to determine Not applicable  entitlements    6

     16  Will holdings on different Not applicable  registers (or subregisters) be aggregated for calculating entitlements?       17  Policy for deciding entitlements Not applicable  in relation to fractions       18  Names of countries in which the Not applicable  entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.       19  Closing date for receipt of Not applicable  acceptances or renunciations        20  Names of any underwriters  Not applicable       21  Amount of any underwriting fee Not applicable  or commission       22  Names of any brokers to the Not applicable  issue       23  Fee or commission payable to Not applicable  the broker to the issue       24  Amount of any handling fee Not applicable  payable to brokers who lodge acceptances or renunciations on behalf of security holders         + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 7

25  If the issue is contingent on Not applicable  security holders’ approval, the date of the meeting       26  Date entitlement and acceptance Not applicable  form and offer documents will be sent to persons entitled       27  If the entity has issued options, Not applicable  and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders        28  Date rights trading will begin (if Not applicable  applicable)       29  Date rights trading will end (if Not applicable  applicable)       30  How do security holders sell their Not applicable  entitlements in full through a broker?       31  How do security holders sell part Not applicable  of their entitlements through a broker and accept for the balance?       32  How do security holders dispose Not applicable  of their entitlements (except by sale through a broker)?       + 33  Issue date Not applicable      8

Part 3 - Quotation of securities You need only complete this section if you are applying for quotation of securities + 34  Type of securities (tick one)  + (a)    Securities described in Part 1      + (b)    All other securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities  Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or    documents  + + 35    If the securities are equity securities, the names of the 20 largest + holders of the additional securities, and the number and percentage + of additional securities held by those holders        + + 36    If the securities are equity securities, a distribution schedule of the + additional securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over        + 37    A copy of any trust deed for the additional securities    + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 9

Entities that have ticked box 34(b) + 38  Number of securities for which Not applicable  + quotation is sought       + + 39  Class of securities for which Not applicable  quotation is sought       + 40  Do the securities rank equally in Not applicable  + all respects from the issue date + with an existing class of quoted + securities?    + If the additional securities do not rank equally, please state:  � the date from which they do � the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment � the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment      41  Reason for request for quotation Not applicable  now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of + another security, clearly identify + that other security)                     10

   Number  +Class  + 42  Number and class of all Not Not + applicable  applicable  securities quoted on ASX + (including the securities in clause 38)   Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides. 2 We warrant the following to ASX. � The issue of the +securities to be quoted complies with the law and is not for an illegal purpose. � There is no reason why those +securities should not be granted +quotation. � An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty � Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted. � If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement. 4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the   + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 11

information and documents. We warrant that they are (will be) true and complete. Sign here: /s/Natasha Mercer................................... Date: 19 August 2019 Company Secretary Print name: Natasha Mercer.....................................   12

== == == == == Appendix 3B – Annexure 1   Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities Introduced 01/08/12  Amended 04/03/13    Part 1   Rule 7.1 – Issues exceeding 15% of capital  Step 1: Calculate “A”, the base figure from which the placement capacity is calculated  + 441,524,118 Insert number of fully paid ordinary securities on issue 12 months before the   + issue date or date of agreement to issue  Add the following: + • Number of fully paid ordinary securities issued in that 12 746,216 month period under an exception in rule 7.2 + • Number of fully paid ordinary securities issued in that 12 Not applicable month period with shareholder approval + • Number of partly paid ordinary securities that became fully Not applicable  paid in that 12 month period Note: • Include only ordinary securities here – other classes of equity securities cannot be added • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items    + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 13

+ Subtract the number of fully paid ordinary 0   securities cancelled during that 12 month period  “A”  442,270,334      Step 2: Calculate 15% of “A”  “B”  0.15 [Note: this value cannot be changed]  Multiply “A” by 0.15  66,340,550  Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used  + Insert number of equity securities issued 641,279 or agreed to be issued in that 12 month period not counting those issued:   • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items  “C”  641,279  Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1    14

“A” x 0.15 66,340,550  Note: number must be same as shown in Step 2  Subtract “C” (641,279)  Note: number must be same as shown in Step 3  Total [“A” x 0.15] – “C”  65,699,271 [Note: this is the remaining placement capacity under rule 7.1]      Part 2   Rule 7.1A – Additional placement capacity for eligible entities  Step 1: Calculate “A”, the base figure from which the placement capacity is calculated  “A” Not applicable   Note: number must be same as shown in Step 1 of Part 1  Step 2: Calculate 10% of “A”  “D”  0.10 Note: this value cannot be changed  Multiply “A” by 0.10  Not applicable  Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used  + Insert number of equity securities issued Not applicable  or agreed to be issued in that 12 month period under rule 7.1A Notes: • This applies to equity securities – not   + See chapter 19 for defined terms.    04/03/2013  Appendix 3B Page 15

just ordinary securities • Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed • Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items  “E”  Not applicable      Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A  “A” x 0.10 Not applicable  Note: number must be same as shown in Step 2  Subtract “E” Not applicable  Note: number must be same as shown in Step 3  Total [“A” x 0.10] – “E”  Not applicable Note: this is the remaining placement capacity under rule 7.1A              16